Diguang International Development Co., Ltd.
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518026

June 25, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Gary Todd

Re:	Diguang International Development Co., Ltd. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 15, 2009
File No. 001-33112

Dear Mr. Todd,

We refer to the above matter and the letter from the Staff of the Securities and Exchange Commission, the “Commission”, dated June 4, 2009 commenting on the Company’s annual report on Form 10-K filed with the Commission on March 31, 2009, the “10-K” and quarterly report for the first quarter ended March 31, 2009 filed with the SEC on May 15, 2009, the “10-Q”.

We have provided four courtesy copies of 10-K/A No. 1 and 10-Q/A No. 1 to show changes from the 10-K and 10-Q, along with this response letter for your review.  For your convenience, we have repeated comments from the Staff’s June 4, 2009 letter immediately prior to our response below.

1 | Page

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Impairment of Long-Lived Assets, page 40

1.
We reference the discussion of the impairment of your investment in Huaxia (Yangzhou) which is included in a paragraph discussing the provisions of SFAS 144.  Since SFAS 144 does not apply to financial investments, including investments in equity securities accounted for under the cost or equity method, it appears that you should evaluate impairment of the investment in Huaxia (Yangzhou) under SFAS 115, APB Opinion No 18 and FSP FAS 115-1 and FAS 124-1, as appropriate.  Please advise.

The Company notes the Staff’s comment and respectfully advises that the investment in Huaxia (Yangzhou) has been evaluated for impairment in accordance with APB 18. In future filings, the Company will revise the disclosures on page 40 to put all discussion of impairment of investment in Huaxia (Yangzhou) in the second paragraph and leave the first paragraph for discussion of impairment under SFAS 144 only.

2.
As a related matter, in future filings please provide separate and distinct discussions of your impairment accounting policies (and related critical accounting policy disclosures) for assets evaluated under the SFAS 144 and for financial assets evaluated under other GAAP, such as under APB 18.

The Company notes the Staff’s comment and respectfully advises that the Company will provide separate and distinct discussions of impairment accounting policies evaluated under different GAAP separately in future filings.

Results of Operations, page 41

Comparison of Years Ended December 31, 2008 and 2007, page 41

3.
We see the discussion of the non-GAAP measures, cost of sales excluding the effect of inventory provision on page 44 and gross margin excluding the impact of inventory provision on page 45.  Please note that under Item 10(c)(1)(ii)(B) of Regulation S-X, a registrant must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge is such that there was a similar charge within the prior two years.  We see that you recognized inventory provisions in each of the years presented. Please tell us how your presentation of the non-GAAP measures is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Alternatively, remove these measures from future filings.

2 | Page

The Company notes the Staff’s comments and respectfully advises that during the preparation of the 10-K, the Company intended to explain the reason for significant changes of the cost of sales and gross margin more clearly by including non-GAAP performance measures, i.e. excluding the impact of inventory provision. The Company has recognized inventory provisions for the recent three years, but due to impact of the worldwide financial crises in 2008, the provision recognized in fiscal year 2008 was much higher compared with the provision recognized in the prior two years so that the Company thought the significantly increased provision should be disclosed in order for readers and investors to obtain a clear picture.

In preparing the 10-Q, the Company did not include such non-GAAP performance measure and will not include such non-GAAP measures in future filings.

Item 9A.  Controls and Procedures, page 56

(b) Management’s report on internal control over financial reporting

4.
While we see that you have identified material weaknesses in internal control over financial reporting as of December 31, 2008, it does not appear that your management has concluded on its assessment of the effectiveness of internal control over financial reporting (ICFR) as of December 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  Please revise to provide a clear conclusion on your assessment of ICFR as of December 31, 2008 in compliance with Section 404(a) of the Sarbanes-Oxley Act.

In performing your evaluation, you may find the following documents helpful:

–
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

3 | Page

-
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec/gov/rules/interp/2007/33-8810.pdf; and,

-	“Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company notes the Staff’s comments and respectfully advises that in light of the material weaknesses, management concluded that the Company’s  internal control over financial reporting was not effective as of December 31, 2008.  Accordingly, the Company has revised Item 9A (b), Part II of its annual report on Form 10-K/A No. 1 as follows:-

ITEM 9A. CONTROLS AND PROCEDURES

“(b)      Management’s report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a -15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Management has conducted an assessment, including testing, of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

4 | Page

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses in internal control over financial reporting have been identified as of December 31, 2008.  In light of the material weaknesses, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008….”

5.	Regarding the discussion of the material weaknesses that you identified at December 31, 2008, please revise your discussion in the requested amendment to address the following:

-
For the first material weakness, we see that the entity-level material weakness indicated a lack of policies and procedures for “key controls”.  Please explain the specific controls to which this statement is referring.  The disclosure implies it relates to “all” areas of reporting, suggesting the material weakness negatively affected every control such that no controls were effective.  Please confirm this was your conclusion, and if so, explain how you determined that the three disclosed material weaknesses were the only material weaknesses that existed at December 31, 2008.

-
For the third material weakness over “Ineffective information technology general control”, please explain the impact the lack of formal documentation of information technology general controls has on the application-level controls and the financial statements.

-
Please explain how the remediation measures, which focus on adding resources, would address the lack of control consciousness.  Further, the disclosure suggests the new ERP system will increase management’s capability of monitoring its business.  Please explain how you concluded there were no material weaknesses in the information and communication component of internal control over financial reporting.

The Company notes the Staff’s comments and respectfully advises that the Company has revised Item 9A, Part II of its annual report on Form 10-K/A No. 1 as follows:-

5 | Page

“ITEM 9A. CONTROLS AND PROCEDURES

(a)      Evaluation of disclosure controls and procedures:

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended, the “Exchange Act”, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's, the “SEC”, rules and forms, and that such information is accumulated and communicated to the Company's management, including its chief executive officer, the “CEO”, and chief financial officer, the “CFO”, as appropriate, to allow timely decisions regarding required financial disclosure.

In connection with the preparation of this annual report on Form 10-K, the “Form 10-K”, the Company carried out an evaluation as of December 31, 2008, under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, the CEO and CFO concluded that as of December 31, 2008 the Company's disclosure controls and procedures were not effective because of the material weaknesses described below under “Management's Report on Internal Control over Financial Reporting.”

To address these material weaknesses, the Company performed additional analyses and other procedures, described below under the subheading “Interim Measures”, to ensure that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, “GAAP”. Accordingly,  management believes that the consolidated financial statements included in this Form 10-K fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented and that this Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report.

(b)      Management’s report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a -15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

6 | Page

Management has conducted an assessment, including testing, of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses in internal control over financial reporting have been identified as of December 31, 2008.  In light of the material weaknesses, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008.

1.     Entity level material weaknesses-control environment

In the definitions under the Sarbanes-Oxley Act, “A key control is a control that, if it fails, means there is at least a reasonable likelihood that a material error in the financial statements would not be prevented or detected on a timely basis”.

The Company did not have an appropriate level of control consciousness as it relates to the establishment and maintenance of policies and procedures with respect to key internal controls. Effective controls were not designed and in place over the process related to identifying and accumulating all required information to ensure the completeness and accuracy of consolidated financial statements and disclosures as required by Regulation S-X:-

•
Control over Information and Communication.  The Company lacks effective communication of the importance of internal control over financial reporting across its structure, and management failed to set adequate tone to increase the awareness of control consciousness.

•
Control environment.  The Company lacks an effective anti-fraud program, including an effective whistle-blower program, designed to detect and prevent fraud.  The Company fails to conduct consistent background checks of personnel in positions of responsibility and establish an ongoing program to manage identified fraud risks.

7 | Page

2.      Insufficient resources for US GAAP compliance

The Company currently lacks finance and accounting personnel who possess sufficient skills and experience to ensure that all transactions are accounted for in accordance with US GAAP.  In addition, the Company does not have sufficient internal financial policies and procedures to ensure that the existing personnel are capable of fulfilling the requirements of US GAAP reporting.  Amongst those deficiencies, revenue and cost recognition were affected most as evidenced by their significant adjustments as compared to the Company’s preliminary consolidated financial statements.

3.      Ineffective information technology general control

The Company currently does not have any formal documentation on the information technology general controls, including program development, program changes, computer operations and access to programs and data, which would have an impact on application-level controls and financial statements:-

(i) Impact on application-level controls

Many control procedures are programmed into an entity’s computer system. For example, the process of matching a vendor to a database of preapproved vendors may be completely computerized. A user may submit an invoice for payment, the computer performs the match, and, if the vendor is on the list, processing is allowed to continue. The user is informed only when the computer detects an error, namely, that the vendor has not been preapproved. It is then the user’s responsibility to take the appropriate follow-up action. Again, the follow-up of the identified errors is a critical component of the control.

Ultimately, the effectiveness of computer application controls will depend on the effectiveness of relevant computer general controls, including:-

•           Systems development. The application was properly developed and tested to make sure that the control functions as designed.

•           Access. Access to the program is monitored to ensure that unauthorized changes to the program cannot be made.

The control objectives for computer application controls are the same as the objectives for manual controls—information must remain complete and accurate at all phases, from initiation (data input) through processing.

8 | Page

(ii) Impact on financial statements

When designing the documentation of internal control, the Company is considering to include the following functional features in the future:-

•           Maintainability. The documentation should facilitate easy updating and maintenance as business processes and controls change over time.

•           Ease of review. The documentation of internal control should be designed in a user—friendly fashion. For compliance purposes, the project team is the primary user, and so the documentation should allow for these individuals to:-

-           Easily assess the effectiveness of the design of internal control

-           Facilitate the design of tests of controls

•           Information gathering. To create new or update existing documentation will require people to gather information about the Company’s business processes and controls. The documentation methods should recognize this need and, to the extent possible, make it easy to gather and input the information required to create appropriate documentation.

•           Scalability. The documentation techniques should be equally adept at handling processes with many control points and those with only a few.

PCAOB Auditing Standard No. 5 requires the following information to be included in the documentation of routine transactions:-

-           The design of controls over all relevant assertions related to all significant accounts and disclosures in the financial statements. The documentation should include the five components of internal control over financial reporting.

-           Information about how significant transactions are initiated, authorized, recorded, processed, and reported.

-           Sufficient information about the flow of transactions to identify the points at which material misstatements due to error or fraud could occur.

-           Controls designed to prevent or detect fraud, including who performs the controls and the related segregation of duties.

Remediation Measures of Material Weaknesses

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting”, the Company has implemented or planned to implement the following measures, and will continue to evaluate and may in the future implement additional measures:-

9 | Page

1.
The Company planned remediation measures of hiring and training of personnel who will address these material weaknesses generally as it will have sufficient personnel with knowledge, experience and training in the application of U.S. GAAP commensurate with the Company’s financial reporting requirements;

2.
Audit Committee and management will prioritize improvement of the Company’s internal control over financial reporting. The Company has a comprehensive training program in financial reporting on U.S.GAAP internally and the Company’s staff have enrolled in professional accounting seminars.

3.
The Company continues to retain the services of outside U.S. counselor to advise on SEC disclosure requirements and at the same time, the Company has the staff training plan on the disclosure requirement either internally or enrolment in professional courses.

4.
The Company is in the progress of implementing an ERP system which it considered would enable it to enhance its management capability on monitoring the Company's business operations. Besides, the Company is in the process of establishing a comprehensive IT short term development plan and long term strategic plan that are appropriately aligned with business objectives and include the following:

●
IT short term development plan: Business departments will initialize the information technology requests in accordance with their business workflow, and senior management will develop implementation plans and procedures;

●
IT long term strategic plan: IT long term strategic plan development is based on corporate strategic requirement, including the IT goal and mission, guidance, objectives and the Company’s actions.  The IT mission and guidance drive how IT should implement and align with the Company’s strategic goals; and

●	Senior management of the Company will review and approve the IT strategic plan.

The Company also planned to develop an appropriate IT Organization and Relationships program to regulate IT organizational structure that adequately supports critical systems and segregation of duties, including the following:

●	IT managers to have adequate knowledge and experience to fulfill their responsibilities to deliver high quality IT services;

●	Significant IT processes, controls and activities documented;

●	Job roles and responsibilities within the IT organization clearly defined and documented;

●	IT personnel to understand and accept their responsibilities regarding internal controls; and

●	IT management to implement a division of roles and responsibilities, segregation of duties, that reasonably prevents a single individual from subverting a critical process.

10 | Page

The Company expects that the overall ERP implementation, together with the above mentioned policies and procedures, will be completed before September 2009.

Subsequent to year end, the Company has taken the following actions to remedy the material weaknesses:-

To compensate for the lack of effective communication across the departments, meetings were held regularly to review the progress of the internal control implementation and remedial actions were taken. For example, the essential workflows and information were circularized on the Office Automation System to all employees. Simultaneously, training courses were conducted regularly to enhance the importance of internal controls.

Preventive and detective controls on anti-fraud

An Anti-fraud program was designed to prevent and detect kick-backs on procurement. The prohibition on fraud was clearly defined in the Company’s staff handbook and the Company encourages the whistle-blowers plan and checks were imposed by internal audit departments to investigate any possible frauds and irregularities.

Effective from the end of 2007, the Company has implemented the ERP system which includes financial reporting module and supply chain management module. It is an integrated system which currently allows the Company to generate a great deal of financial and operational information in a timely fashion to facilitate strict monitor of business transactions. However, the Company did not possess high level of formal documentation on the information technology general controls (ITGC), including program development, program changes, computer operations, and access to programs and data. Consequently, it might lessen the reliability and timeliness of the application control, including input and output control, processing control and eventually it might affect the financial statements generated from the system.

Subsequent to December 31, 2008, the Company is taking steps to document the IT general control, including the systematic control system amendments and establishment of database defaults. All these were to ensure the application system ongoing effectiveness.

The Company believes that it is taking the steps necessary for remediation of the material weaknesses identified above, and it will continue to monitor the effectiveness of these steps and to make any changes that its management deems appropriate.

11 | Page

This annual report does not include an attestation report of the Company’ s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c) Changes in internal controls over financial reporting:

For the fourth quarter ended December 31, 2008, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

The Company’s management, including the CEO and CFO, does not expect that the Company’s disclosure controls or the Company’s internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.”

Consolidated Financial Statement, page F-1

Note 3.  Summary of Accounting Policies, page F-12

Revenue, Recognition, page F-12

12 | Page

6.	Please tell us and expand future filings to more specifically describe your revenue recognition policies for all significant products and services. In that regards:

•	Provide details to the extent your practices differ among customers, channels and products.
•	Describe how you apply the general criteria cited in the first paragraph of the disclosure in your specific circumstances.
•
Address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how these matters impact revenue recognition.

•	As referred to in the second paragraph of the policy disclosure, discuss how you determine that products shipped have been used by your customers, where applicable.

Refer to SAB Topic 13.

The Company notes the Staff’s comments and respectfully advises that the Company will describe more specifically revenue recognition in future filings.

The practices of the Company’s revenue recognition are nearly the same for different customers, channels and products, except that there are several customers who will not pay for the products until the products have been used.

The Company applies the general criteria of revenue recognition as follows:

The Company will sign a sales order (or a purchase order prepared by its customers) with its customers for each sales transaction. A sales order signed by both parties is deemed to be persuasive evidence for revenue recognition.

Sales terms of the Company’s products are usually “FOB destination” and delivery is deemed to occur when the products have been delivered to the sites prescribed by the customers.

After the products are delivered to a customer, the Company will request the customer to sign receipts of goods it ordered and bring these receipts to the Company’s accounting department as evidence.  The Company’s products are small components of its customers’ end products and generally are not subject to any customer acceptance procedures.  Due to the nature of backlight products, if the products have quality issue, the Company simple replaced these products and the products with quality issue were brought back to the Company’s factory to be repaired.  If the products after repair pass quality control, they are available for future sales.  Therefore, the Company believes that the confirmation of receiving goods from customers should be deemed as risks and benefits having passed to customers.

13 | Page

Most of the Company’s customers will confirm their sales transactions by providing written confirmation or receipts when they accept products.  However, certain large customers will only confirm sale transactions after the products have been used.  The business reason is that they are large customers of the Company and their products volume was large and the Company’s processing factory is nearby these customers’ locations.  When the products were shipped to these large customers, no revenue was recognized even though the warehouse keepers issued the inventory shipping out slips.  The revenue was recognized when the Company received the confirmation how many units of products shipped have been used by these large customers.  If the Company did not receive the confirmation from its customers on a timely basis, the Company was able to access the customers’ ERP system to perform online check.  The remaining unused products were stored outside the Company’s warehouse; and the Company called them “products under consignment” or “consignment goods” even though those goods were accounted for in the same way as the other inventories for which the accounting policy was disclosed on page F-13.

Therefore, in all circumstances, the Company recognized revenue after it received customers’ confirmation of transaction statements.

Inventories, page F-13

7.	We see from page F-20 that you hold consignment goods in inventory. Please tell us and revise future filings to discuss the nature of and accounting for consignment goods.

The Company notes the Staff’s comments and respectfully invites the Staff to refer to the Company’s response to Comments No. 6 above.  The consignment goods are owned by the Company as inventory and are stored at a customer's place.

14 | Page

8.	We see the significant charges for inventory impairment. Tell us and in future filings clarify how your accounting for inventory impairment considers the guidance from SAB Topic 5-BB.

The Company notes the Staff’s comments and respectfully advises that the Company will consider the guidance from SAB Topic 5-BB in future filings.  The Company understands that once the inventory cost is written down, adjustments to inventory to adjust to lower of cost or market are treated as a new cost basis for the inventory, and are not adjusted back up to the previous cost basis in future periods. The Company will disclose this policy in future filings.

Note 9.  Income Taxes, page F-23

9.	Please revise future filings to provide the disclosures required by paragraphs 20 and 21 of FIN 48, to the extent applicable.

The Company notes the Staff’s comments and respectfully advises that it will provide the necessary disclosure required by paragraphs 20 and 21 of FIN 48 if the circumstances arise in the future.  The Company has revisited its current status noting that the circumstances prescribed by FIN 48 did not exist in the Company’s case.  This was the reason why the Company did not provide any disclosure prescribed by FIN 48.

Form 10-Q for the quarterly period ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

10.
We see that you start cash flows from operating activities with “net income (loss) attributable to common shares.”  Under SFAS 95, a statement of cash flows prepared under the indirect method should start with “net income”.  SFAS 160 defines “net income” as net income attributable to both the controlling and noncontrolling interests.  As such, in future filings please begin your consolidated statement of cash flows with “net income” as required by SFAS 95.  Please note that “net income attributable to noncontrolling interests” should not be included as a reconciling item in the operating section of a consolidated cash flow statement.

The Company notes the Staff’s comments and respectfully advises that the Company will revise the presentation of net income on the cash flow statement in future filings.

15 | Page

11.
We see that you purchased marketable securities during the three months ended March 31, 2008.  Please tell us and revise future filings to disclose your accounting for the marketable securities and to disclose where the marketable securities are recorded on your balance sheet.

The Company notes the Staff’s comments and respectfully advises that the marketable securities purchased during the three months ended March 31, 2008 were term deposit issued by a commercial bank, which were classified as current assets and matured prior to December 31, 2008.

Note 2.  Recently Adopted Accounting Pronouncements, page 8

Adoption of SFAS No. 160, page 8

12.
Please tell us where you have included all of the disclosures required by paragraph 38 of ARB 51, as amended by SFAS 160 (Appendix A), including a reconciliation of the beginning and the end of the period carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.

The Company notes the Staff’s comments and respectfully advises that it did not include disclosures of reconciliation required by paragraph 38 of SFAS 160 in the first quarter of 2009.  The Company will include the following reconciliation in future filings:

	Equity attributable to the parent	Equity attributable to non- controlling interest	Total equity
Balance at January 1, 2009	24,810,199	2,520,704
Fair value of stock option vested	100,090	-	100,090
Comprehensive income:
Net income (loss)	(1,210,418)	(35,866)	(1,246,284)
Other comprehensive income (loss), net of tax:
Translation adjustment	(242,074)	(3,795)	(245,869)
Comprehensive income	(1,452,492)	(39,661)	(1,492,153)
Balance at March 31, 2009	23,457,797	2,481,042	25,938,839

16 | Page

Item 4.  Controls and Procedures, page 23

(a)	Evaluation of disclosure controls and procedures, page 23

13.
We note that management concluded that as of December 31, 2008 disclosure controls and procedures were not effective because of material weaknesses.  However, it is unclear whether your chief executive officer and chief financial officer have concluded that disclosure controls and procedures are effective or are not effective as of March 31, 2009.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures.  Please refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).

The Company notes the Staff’s comments and respectfully advises that in light of the material weaknesses not significantly changed since December 31, 2008, the Company’s management concluded that its disclosure controls and procedures were not effective as of March 31, 2009.  Accordingly, the Company has revised Item 4(a), Part I of 10-Q/A No. 1 as follows:

“ITEM 4. CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures:

 The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, the “Exchange Act”, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s, the “SEC”, rules and forms, and that such information is accumulated and communicated to the Company’s management, including its chief executive officer, the “CEO”, and chief financial officer, the “CFO”, as appropriate, to allow timely decisions regarding required financial disclosure.

 As of March 31, 2009, the Company’s management including the CEO and CFO concluded that there have been no material changes to the disclosure control and procedures previously discussed in Part II, Item 9A of the Company's Form 10-K/A No. 1 for the year ended December 31, 2008. The Company’s management, including the CEO and CFO, concluded that as of December 31, 2008 the Company's disclosure controls and procedures were not effective because of the material weaknesses described under “Management's Report on Internal Control over Financial Reporting.” In light of the material weaknesses not significantly changed since December 31, 2008, the Company’s management concluded that its disclosure controls and procedures were not effective as of March 31, 2009.

17 | Page

To address these material weaknesses, the Company performed additional analyses and other procedures to ensure that in all material respects, the Company’s financial position, the results of its operations and its cash flows for the period presented in this Amendment No. 1 to Form 10-Q, in conformity with the accounting principles generally accepted in the United States of America, “GAAP”.

(b)	Management’s report on internal control over financial reporting, page 23

14.
Please revise the language used in your disclosure concerning changes in internal control over financial reporting to clearly indicate whether there was any change to internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting, consistent with the language used in Item 308T(b) of Regulation S-K.

The Company notes the Staff’s comments and respectfully advises that the Company has revised Item 4, Part I of 10-Q/A No. 1 as follows:-

“ITEM 4. CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures:

 The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, the “Exchange Act”, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s, the “SEC”, rules and forms, and that such information is accumulated and communicated to the Company’s management, including its chief executive officer, the “CEO”, and chief financial officer, the “CFO”, as appropriate, to allow timely decisions regarding required financial disclosure.

 As of March 31, 2009, the Company’s management including the CEO and CFO concluded that there have been no material changes to the disclosure control and procedures previously discussed in Part II, Item 9A of the Company's Form 10-K/A No. 1 for the year ended December 31, 2008. The Company’s management, including the CEO and CFO, concluded that as of December 31, 2008 the Company's disclosure controls and procedures were not effective because of the material weaknesses described under “Management's Report on Internal Control over Financial Reporting.” In light of the material weaknesses not significantly changed since December 31, 2008, the Company’s management concluded that its disclosure and procedures was not effective as of March 31, 2009.

18 | Page

To address these material weaknesses, the Company performed additional analyses and other procedures to ensure that in all material respects, the Company’s financial position, the results of its operations and its cash flows for the period presented in this Amendment No. 1 to Form 10-Q, in conformity with the accounting principles generally accepted in the United States of America, “GAAP”.

(b)	Changes in internal control over financial reporting.

The Company’s management, including CEO and CFO, concluded that there have been no material changes to the internal control condition previously discussed in Part II, Item 9A of the Company’s Form 10-K/A No. 1 for the year ended December 31, 2008 other than the fact that the Company is in the process of taking the steps necessary for remediation of the material weaknesses identified in previously filed 10-K/A No.1, and will continue to monitor the effectiveness of these steps.

In light of the material weaknesses not significantly changed since December 31, 2008, the Company’s management concluded that its internal control over financial reporting was not effective as of March 31, 2009.”

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact our Mr. Yi Song, Chief Executive Officer or Mr. Keith Hor, Chief Financial Officer at (86) 755-2655-3580 .

Sincerely,
/s/ Yi Song
Yi Song

For and on behalf of
Diguang International Development Co., Ltd.

19 | Page